

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Jed Kaplan
Chief Executive Officer
Simplicity Esports and Gaming Company
7000 W. Palmetto Park Road, Suite 210
Boca Raton, FL 33433

> **Re: Simplicity Esports and Gaming Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2019**
> **File No. 001-38188**

Dear Mr. Kaplan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>General</u>

1. We note the Form S-1 registration statement (333-228906), filed December 19, 2018, relating to the exercise of the public and private warrants and issuance of underlying common stock, which has never become effective. Please tell us how you intend to ensure that the reduction in exercise price described in the warrant amendment proposal is consistent with the registration and current prospectus delivery requirements of Securities Act Section 5. For guidance, refer to Securities Act Compliance and Disclosure Interpretation 203.01.

2. Please provide your analysis that the modification of the redemption terms described in the warrant amendment proposal does not constitute the offer and sale of a new security within the meaning of Section 2(a)(3). To the extent you intend to rely on the exemption in Section 3(a)(9), tell us the basis for your reliance.

The Warrant Amendment Proposal, page 6

3. Please explicitly state whether the public warrants are currently exercisable by their terms. Refer to Item 12 to Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Laura Anthony, Esq.